SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                                ---------------

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                              GLEN BURNIE BANCORP
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $10.00 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  377407 10 1
       ------------------------------------------------------------------
                                 (CUSIP Number)

                               EDWIN F. HALE, SR.
                             FIRST MARINER BANCORP
                           1801 SOUTH CLINTON STREET
                           BALTIMORE, MARYLAND 21224
                                 (410) 342-2600

                                with a copy to:

                        Melissa Allison Warren, Esquire
                         Ober, Kaler, Grimes & Shriver
                           129 East Baltimore Street
                           Baltimore, Maryland 21202
                                 (410) 685-1120
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 26, 1998
 ------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 29 pages)

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      377407 10 1                         Page 2 of 29 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


        First Mariner Bancorp (I.R.S. No. 52-1834860)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Maryland
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   5,551 Shares (1)
        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  0 Shares
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    5,551 Shares (1)
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   0 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,551 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person has entered into a Stock Purchase Agreement dated January 26, 1998 with Ethel D. Webster and Neil C. Williams, pursuant to which the Reporting Person has agreed to purchase 207,548 shares of the Common Stock of Glen Burnie Bancorp, or approximately 18.99% of the outstanding shares based on the number of outstanding shares set forth in Glen Burnie Bancorp's Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 9, 1998. Unless and until such purchase is consummated, the Reporting Person disclaims beneficial ownership of the 207,548 shares.

ITEM 1.            SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, par value $10.00 per share (the "Common Stock") of Glen Burnie Bancorp, a Maryland corporation (the "Company"), which has its principal executive offices at 101 Crain Highway, S.E., Glen Burnie, Maryland 21061.

         The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference, or otherwise filed with the Securities and Exchange Commission.

ITEM 2.            IDENTITY AND BACKGROUND

         This Report is being filed by First Mariner Bancorp, a Maryland corporation ("FMB" or the "Reporting Person").

         FMB's principal business is the operation of a bank holding company.

         The business address of FMB is 1801 South Clinton Street, Baltimore, Maryland 21224.

         Edwin F. Hale, Sr. is the Chairman and Chief Executive Officer of FMB and owns a significant amount of the equity securities of FMB. As a result, Mr. Hale may be deemed to beneficially own the Common Stock held by FMB. Mr. Hale disclaims beneficial ownership of the Common Stock held by FMB which he may be deemed to own as a result of his association with FMB.

         FMB is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is required to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048.

         The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of FMB; (ii) each person controlling FMB, and
(iii) the executive officers and directors of any corporation controlling FMB are set forth in Schedule l attached hereto and incorporated herein by reference.

         During the last five years, neither FMB nor, to the best of its knowledge, any executive officer, director or controlling person of FMB has (i) been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

         To the best knowledge of FMB, each of its executive officers and directors is a citizen of the United States.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         FMB, Ethel D. Webster, a Maryland resident, and Neil C. Williams, a Maryland resident, have entered into a Stock Purchase Agreement dated January 26, 1998 (the "Agreement"). The form of the Agreement is attached hereto as Exhibit A and the discussion in this Report of any provisions of the Agreement is qualified by reference to that Exhibit. Ms. Webster and Mr. Williams are referred to collectively herein as the "Sellers." Pursuant to the Agreement, among other things, FMB has agreed, subject to approval of State and Federal bank regulators and the satisfaction of certain other conditions, to purchase from the Sellers 207,548 shares of Common Stock, plus such number of shares as may be issued to the Sellers prior to closing of the purchase transaction as a result of a stock dividend or split (the "GBB Shares"). As a result, FMB may be deemed to be the beneficial owner of greater than five percent (5%) of the Common Stock. Because the purchase of the GBB Shares is subject to regulatory approval and other conditions, and because FMB has no power to vote or dispose of the GBB Shares until after closing of the purchase of such shares, FMB disclaims beneficial ownership of the GBB Shares until the transaction has been closed and the GBB Shares have been transferred on the books and records of the Company.

         On April 15 and 17, 1997, FMB purchased a total of 4,491 shares of Common Stock in open market purchases. Pursuant to stock dividends issued on July 1, 1997, October 1, 1997 and December 31, 1997 and a stock split issued on January 10, 1998, FMB has received an aggregate of 1,060 shares of Common Stock. Prior to the purchase of GBB Shares pursuant to the Agreement, FMB beneficially owned a total of 5,551 shares of Common Stock or 0.508%. Upon the purchase of the GBB Shares, FMB will beneficially own a total of 213,099 shares of Common Stock or 19.501%.

         A total of $110,736 in working capital funds was used to purchase the 4,491 shares of Common Stock held by FMB prior to entering into the Agreement. The 1,060 shares of Common Stock received by FMB as a result of stock dividends or splits were received at no cost to FMB.

         Pursuant to the terms of the Agreement, the aggregate purchase price for the GBB Shares is $4,509,936. FMB expects that the source of the funds used to pay the purchase price for the GBB Shares will be cash on hand. At the option of Mrs. Webster, up to 25% of the purchase price payable to her may be in the form of shares of common stock of FMB, valued at the closing sale price for FMB common stock on the trading date immediately preceding the date of closing of the purchase of the GBB Shares. Mr. Williams may elect to receive up to 100% of the purchase price payable to him in shares of FMB common stock.

ITEM 4.            PURPOSE OF TRANSACTION

         FMB entered into the Agreement for the purpose of acquiring a significant equity interest in the Company as an investment.

         FMB intends to periodically review its investment in the Company, and may in the future acquire additional shares of the Company's Common Stock through open market purchases, private transactions or otherwise. In addition, FMB may determine to sell all or a portion of the shares of the Company's Common Stock that it holds from time to time.

         FMB reserves the right to change its intention regarding its investment in the Company's Common Stock and to take actions, presently undetermined, to the extent permitted by applicable bank regulatory and other legal requirements, that could result in or relate to the items enumerated in paragraphs (a) - (j) of Item 4 of Schedule 13D.

         In reaching any decisions regarding any of the foregoing, FMB will consider various factors including, but not limited to, the Company's business prospects, other developments concerning the Company, other business opportunities available to FMB, developments concerning FMB and its business, and general economic and regulatory conditions.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

         a. As of the date hereof, the beneficial ownership by FMB of the Common Stock of the Company, the total amount thereof now outstanding and the percentage of said ownership are set forth in the table below.

                     No. of Shares           No. of Shares        % Beneficially
                  Beneficially Owned          Outstanding              Owned
                  ------------------         -------------        --------------
                       5,551(1)                1,092,768             0.508%(1)

(1) Pursuant to the terms of the Agreement, FMB has agreed to purchase 207,548 shares of Common Stock, which would result in FMB owning 213,099 shares or 19.501% of the outstanding shares of Common Stock. Unless and until the acquisition is consummated, FMB disclaims beneficial ownership of the 207,548 shares.

(2) The number of shares of the Common Stock issued and outstanding, as reported by the Company in Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 9, 1998, was 1,092,768.

         To the knowledge of FMB, no shares of Common Stock are beneficially owned by its executive officers, directors and controlling persons listed on
Schedule 1 hereto.

         b. FMB has sole dispositive power and sole voting power with respect to the shares of Common Stock which it currently owns, and will have sole dispositive power and sole voting power with respect to the GBB Shares which it has the right to acquire from the Sellers pursuant to the Agreement.

         c. Except for the receipt of shares pursuant to stock dividends and splits described above, FMB has not effected any transactions in the Common Stock reported on herein during the past sixty (60) days, and FMB is not aware of any other transactions in such securities by any of the persons listed on Schedule l hereto attributable to FMB.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The information concerning the Agreement contained in Item 3 above is incorporated herein by reference. The description contained herein of the Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit A hereto and incorporated by reference herein.

         FMB, the Sellers and Albert W. Woodfield, III have entered into an Escrow Agreement dated January 26, 1998 pursuant to which the GBB shares and the purchase price therefor shall be held in escrow pending closing of the purchase. The description of this agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit B hereto and incorporated by reference herein.

         To the knowledge of FMB, no person listed on Schedule 1 has any contracts, agreements, understandings, or relationships with respect to the Common Stock.

ITEM 7.            MATERIAL TO BE FILED AS SCHEDULES AND EXHIBITS

         Schedules:

                  Schedule 1        -       Executive officers, directors and
                                            controlling persons of FMB

         Exhibits:

                  Exhibit A         -       Stock Purchase Agreement dated
                                            January 26, 1998 among Ethel D.
                                            Webster, Neil C. Williams and
                                            First Mariner Bancorp

                  Exhibit B         -       Escrow Agreement dated January 26,
                                            1998 among First Mariner Bancorp,
                                            Ethel D. Webster, Neil C. Williams
                                            and Albert W. Woodfield, III.

                  Exhibit C         -       Press Release dated January 27, 1998


                                   SIGNATURE

         After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                FIRST MARINER BANCORP

Dated: January 28, 1998                         By:       /s/ Edwin F. Hale, Sr.
                                                         -----------------------
                                                         Edwin F. Hale, Sr.
                                                         Chairman and Chief
                                                             Executive Officer

                                            SCHEDULE 1

                      DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                                  OF FIRST MARINER BANCORP ("FMB")

                                                                                 Principal Business in Which
                                 Principal Occupation and Business                   Such Employment is
       Name                                   Address                                     Conducted
       ----                      ---------------------------------               ---------------------------
Edwin F. Hale, Sr.              Chairman of the Board and Chief                  Commercial Banking
                                Commercial Banking Executive
                                Officer of FMB and First Mariner
                                Bank (the "Bank"); Director of FMB;
                                Chairman and Chief Executive Officer
                                of Hale Intermodal Transport Co. and
                                Hale Intermodal Marine Co.
                                1801 South Clinton Street
                                Baltimore, MD 21224

George H.  Mantakos             President and Director of The Bank;              Commercial Banking
                                Director of FMB
                                1801 South Clinton Street
                                Baltimore, MD 21224

Joseph A. Cicero                President, Chief Operating Officer and           Commercial Banking
                                Director of FMB; Chief Operating
                                Officer of the Bank
                                1801 South Clinton Street
                                Baltimore, MD 21224

Barry B. Bondroff               Director of FMB; Managing Officer of             Accounting
                                Grabush, Newman & Co., P.A.
                                515 Fairmount Avenue, Suite 400
                                Baltimore, MD 21286

Rose M. Cernak                  Director of FMB; President of Olde               Restaurant
                                Obrycki's Crab house, Inc.
                                P.O. Box 38218
                                Baltimore, MD 21231

Christopher F.                  Director of FMB; Vice President of               Supermarket Chain
D'Anna                          Mars Super Markets, Inc.
                                7183 Holabird Avenue
                                Baltimore, MD 21222

                                                                                 Principal Business in Which
                                 Principal Occupation and Business                   Such Employment is
       Name                                   Address                                     Conducted
       ----                      ---------------------------------               ---------------------------
Bruce H. Hoffman                Director of FMB; Executive Director              Sports-Related Real Estate
                                of Maryland Stadium Authority                    Development
                                Warehouse Camden Yards
                                333 West Camden Street
                                Suite 500
                                Baltimore, MD 21201

Melvin S. Kabik                 Director of FMB; Owner of  a                     Commercial Real Estate
                                commercial real estate company
                                3711 Gardenview Road
                                Baltimore, Maryland 21208

R. Andrew Larkin                Director of FMB; President of                    Real Estate Development
                                Maryland Realty Investment Corp.
                                325 West 23rd Street
                                Baltimore, MD 21211

Jay J.J. Matricciani            Director of FMB; President of The                Utility and Paving; Heavy
                                Matricciani Company; Partner of                  Equipment Rental
                                Matro Properties
                                4070 Old North Point Road
                                Baltimore, MD 21222

Dennis C. McCoy                 Director of FMB; Representative of               Legal Profession/Lobbyist
                                Government Affairs-Maryland, Inc.
                                220 Prince George Street
                                Annapolis, MD 21401

Walter L. McManus, Jr.          Director of FMB; President of                    Commercial Real Estate
                                Castlewood Realty Co., Inc.
                                204 East Joppa Road, Penthouse 5
                                Towson, MD 21286

James P. O'Conor                Director of FMB; Chairman and Chief              Commercial Real Estate
                                Executive Officer of O'Conor, Piper &
                                Flynn
                                22 West Padonia Road
                                Timonium, MD 21093





                                                                                 Principal Business in Which
                                 Principal Occupation and Business                   Such Employment is
       Name                                   Address                                     Conducted
       ----                      ---------------------------------               ---------------------------
John J. Oliver, Jr.             Director of FMB; Chairman, Chief                 Newspaper Publishing
                                Executive Officer and Publisher of
                                Baltimore Afro-American Newspaper
                                2519 North Charles Street
                                Baltimore, MD 21218

Gov. William Donald             Director Emeritus of FMB; Counsel to             Legal Profession
Schaefer                        Gordon, Feinblatt, Rothman,
                                Hoffberger and Hollander, LLC
                                The Garrett Building
                                233 East Redwood Street
                                Baltimore, MD 21202

Hanan Y. Sibel                  Director of FMB; Chairman and Chief              Food Brokerage
                                Executive Officer of Chaimson
                                Brokerage Co., Inc.
                                6822 Oak Hall Lane
                                Columbia, MD 21045

                                Director of FMB: Owner and                       Automobile Dealership
Leonard Stoler                  President of Len Stoler Inc.
                                11275 Reisterstown Road
                                Owings Mills, MD 21117

Kevin M. Healey                 Senior Vice President and                        Commercial Banking
                                Chief Financial Officer of
                                FMB and the Bank





                                                                       EXHIBIT A

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into on this day of and between ETHEL D. WEBSTER and NEIL C. WILLIAMS, Maryland residents ("Sellers") and FIRST MARINER BANCORP, a Maryland corporation ("First
Mariner").


                              EXPLANATORY STATEMENT
                              ---------------------

         A. Sellers are stockholders of Glen Burnie Bancorp ("GBB"), Ethel D.
Webster owns Two Hundred Seven thousand One Hundred Eleven and fractional (207,
111.272899) shares and Neil C. Williams owns Four Hundred Fifty Seven and fractional (457.304982) shares, of the common stock of GBB, par value $10.00 per share (the "Stock").

         B. After negotiations between them, First Mariner wishes to purchase from Sellers, and Sellers wishes to sell to First Mariner, the Stock owned by Sellers on the terms and subject to the conditions set forth in this Agreement.

         C. The parties have executed an escrow agreement (the "Escrow
Agreement"), which is attached hereto as Exhibit "A", and which provides for the deposit of Seller's Stock and the Closing Payment into escrow pending satisfaction of the conditions set forth in Article VI of this Agreement.


                                    AGREEMENT
                                    ---------

         NOW, THEREFORE, in consideration of the Explanatory Statement, which is deemed a substantive part of this Agreement, the mutual agreements, representations and warranties hereinafter set forth and for other good and valuable consideration, both the receipt and legal sufficiency of which are hereby acknowledged, First Mariner and Sellers hereby agree, represent, warrant, and covenant as follows:








                                    ARTICLE I
                           PURCHASE AND SALE OF STOCK
                           --------------------------

         1.1 Transfer of Stock. Upon the terms and subject to the conditions contained herein, Sellers will sell, convey, transfer, assign and deliver to First Mariner, and First Mariner will acquire at the Closing, Two Hundred Seven thousand One Hundred One and fractional (207,101.272899) shares of stock from Ethel D. Webster and Four Hundred Forty Seven and fractional (447.304982) shares of stock from Neil C. Williams, or such other number of shares as may reflect, pursuant to the Escrow Agreement, the effects of any stock dividend or split.
Concurrently with the execution of this Agreement and the Escrow Agreement, Sellers shall deliver to Albert W. Woodfield, III, as escrow agent (the "Escrow
Agent") a statement from GBB that reflects the number of shares held by each Seller. Sellers shall procure stock certificate(s) that reflect this number of shares as held by them, as reflected in the statement from GBB, during the period before closing. At such time as the stock certificates can be procured from GBB, the Sellers shall duly endorse and deliver with appropriate stock powers or other instruments of conveyance, as requested by First Mariner, and in form and content satisfactory to First Mariner 5 counsel, and if the stock certificates are received before closing has occurred, the stock certificates shall be placed in escrow pursuant to the Escrow Agreement and shall be released by the Escrow Agent to First Mariner at the Closing in accordance with the Escrow Agreement. The Escrow Agreement is incorporated herein and made a part of this Agreement. Both parties recognize and agree that each Seller will retain ten (10) shares a piece in their own name and shall not be a part of this transaction.

         1.2 Consideration. As consideration for the purchase of the Stock owned by Seller, First Mariner agrees to place in escrow an amount equal to Four
Million Five Hundred Thousand Dollars ($4,500,000.00) for Ethel D. Webster's shares of stock and Nine Thousand Nine Hundred Thirty Six Dollars and seven cents ($9,936.07) for Neil C. Williams' shares of stock (the "Closing Payment") as security for payment to be made paid by cashier's check or certified bank check or bank wire transfer at the Closing. At Ethel D. Webster's option, up to twenty-five percent (25%) of her Closing Payment may be made in First Mariner common stock having a per share price equal to the listed closing price of such stock on the date immediately preceding the Closing, or, if there is no listed closing price for First Mariner common stock on that day, the listed closing price of such stock

                                        2





on the preceding day on which a closing price is listed. At Neil C. Williams' option, all of his Closing Payment may be made in First Mariner common stock having a per share price equal to the listed closing price of such stock on the date immediately preceding the Closing, or, if there is no listed closing price for First Mariner common stock on that day, the listed closing price of such stock on the preceding day on which a closing price is listed. Concurrently with the execution of this Agreement and the Escrow Agreement, First Mariner shall deliver to the Escrow Agent cash in the amount of the Closing Payment to be held in escrow in an interest-bearing account at the First National Bank of Maryland pursuant to the Escrow Agreement. The Interest paid on the money held in escrow shall be released by the Escrow Agent to Buyers at Closing prorata and any cash dividends paid after the stock is put into escrow shall be paid to the Sellers by the Escrow Agent at Closing in accordance with the Escrow Agreement and this Agreement.


                                   ARTICLE II
                                     CLOSING
                                     -------

         2.1 Time and Place of Closing. The closing of the transaction contemplated by this Agreement (the "Closing") will occur within ninety (90) days from the date first written above. Said date shall be extended for three additional sixty (60) day intervals so long as First Mariner has filed all required requests for approval, has pursued such requests with due diligence and has disclosed such filings to the Sellers . The Closing shall take place at the office of Marvin Mandel P.C., 9 State Circle, Suite 302, Annapolis, Maryland
21401, or at such other place as Sellers may determine upon reasonable notice to First Mariner. The Closing shall occur within ten (10) business days after the date on which the governmental approvals are received and any applicable government waiting period has expired pursuant to Section 6.2.

         2.2 Deliveries by Sellers. As of the Closing, Sellers shall have delivered the following;

         (a) Instructions and any required documentation to the Escrow Agent to deliver the stock certificate(s) (subject to Section 1.1 above) representing all of the Stock owned by Sellers (except for the ten (10) shares a piece being retained by each Seller) together with duly executed stock powers; and


                                        3





         (b) All other documents, instruments and writings required to be delivered by Sellers at or prior to the Closing pursuant to this Agreement, or reasonably requested by First Mariner, which is required to effectuate the transfer of the GBB or First Mariner Stock and is requested within sufficient time for the Sellers to perform in connection herewith.

         2.3 Deliveries by First Mariner. At the Closing, First Mariner shall deliver the following:

         (a) Instructions and any required documentation to the Escrow Agent to deliver to Sellers the Closing Payment by cashiers or certified bank check or bank wire transfer as determined by Sellers; and

         (b) All other documents, instruments and writings required to be delivered by First Mariner at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF SELLERS
                    -----------------------------------------

         Each Seller hereby represents and warrants to First Mariner as follows:

         3.1 Validity and Capacity. This Agreement constitutes a legal, valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

         3.2 Title to Shares. (a) Sellers hold legal and valid title to the Stock, free and clear of any security interest, lien, adverse claim, encumbrance, equity, proxy, or other right of any other party with respect to such Stock; (b) Sellers have the exclusive right to transfer and assign the Stock to First Mariner; (c) the Stock represents all (except for ten (10) shares a piece being retained by each Seller) of the shares of capital stock of GBB owned of record or beneficially by Sellers; and (d) Sellers are not a party to any option, warrant, call, right or other agreement, oral or written, of any character whatsoever giving any person or entity the right to acquire from the Sellers any shares of capital stock of GBB, or giving the Sellers the right to acquire from GBB or any other stockholder of GBB any shares of capital stock of GBB or any security or other instrument convertible into or

                                        4



exchangeable for any shares of capital stock of GBB, nor are there any commitments to, execute or agree to any such options, warrants, calls, puts, rights or other agreements.

         3.3 Consents and Approvals. Sellers make no representation, warranty or waivers as to what consents or approvals are required from the Federal Reserve
Board, the Maryland Commissioner, and the DOJ. Seller is aware of no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by Sellers on or prior to the Closing in connection with the execution, delivery and performance of this Agreement and the consummation of the Transaction contemplated by this Agreement.

         3.4 Litigation. There is no litigation instituted, pending or, to the knowledge of Sellers, threatened against Sellers or against any asset, interest or right of Sellers which would have a material adverse effect on the Stock, other than suits pending on the date hereof. There is no actual or, to the knowledge of Sellers, threatened litigation which presents a claim to restrain or prohibit the transaction contemplated herein or to impose upon First Mariner or Sellers any material costs or obligations in connection therewith.

                                   ARTICLE IV
                              COVENANTS OF SELLERS
                              --------------------

         Sellers covenant and agree for the benefit of First Mariner as follows:

         4.1 Consummation of Agreement. Sellers shall take all action necessary or appropriate, or that may be reasonably requested by First Mariner, at no additional expense to Seller(s) to execute such additional documents, instruments, memoranda and other writings, and shall otherwise cooperate fully with First Mariner as shall be necessary or appropriate to carry out and effectuate the terms and conditions of this Agreement or to acquire any necessary regulatory approvals.

         4.2 Negative Covenants. Except as specifically contemplated by this Agreement, Sellers shall not take any action, or agree or commit to take any action, in writing or otherwise, without the prior written consent of First
Mariner which would or is reasonably likely to (i) adversely affect the ability of First Mariner to obtain any necessary approvals of governmental authorities required for the transaction contemplated hereby; (ii) adversely affect Sellers' ability to perform their covenants and

                                        5





agreements under this Agreement; or (iii) result in any of the conditions to First Mariner's obligation hereunder set forth in Article VI not being satisfied.


                                    ARTICLE V
                           COVENANTS OF FIRST MARINER
                           --------------------------

         5.1 Filing of Applications. First Mariner shall use its best efforts to prepare, submit, publish, and file: (a) an application to the Federal Reserve
Board pursuant to the Bank Holding Company Act and 12 C.F.R. Section 225.14; and
(b) an application to the Maryland Commissioner pursuant to Section 3-314 of the Financial Institutions Article of the Code; and (c) any other applications, notices, or statements required to be filed in connection with the transaction contemplated hereby.

         5.2 Expenses. First Mariner shall pay all of Sellers' expenses representing reasonable legal fees, accounting fees , escrow expenses and/or commissions which Sellers incurred with regard to the sale of their GBB Stock including but not limited to (i) the negotiation and execution of this Agreement, the Escrow Agreement, all other documents prepared and/or executed and contemplated to be used to consummate the sale of these shares; (ii) and legal action taken against Sellers relating to this Agreement and/or sale of their GBB stock and (iii) the Escrow Agreement and escrow account.


                                   ARTICLE VI
                    CONDITIONS TO FIRST MARINER'S OBLIGATIONS
                    -----------------------------------------

         The obligations of First Mariner to consummate the transaction contemplated hereby at the Closing are subject to the satisfaction or waiver, on or prior to the Closing, of each of following conditions:

         6.1 Representations Warranties and Covenants. All representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects as of the Closing, except as otherwise contemplated by this Agreement or consented to in writing by First Mariner, and Sellers shall have performed in all material respects all agreements and covenants as required hereby to be performed by it prior to or at the Closing. There shall be delivered to First Mariner a certificate of Sellers to the foregoing effect.

                                        6





         6.2 Governmental Approvals. The parties hereto shall have received all necessary approvals of the transactions contemplated by the Agreement from governmental agencies and authorities, including, without limitation, those of the Federal Reserve Board, Maryland Commissioner, and DOJ, without the imposition of any unduly burdensome conditions, as reasonably determined by First Mariner. In the event First Mariner makes such determination it shall inform Seller within five (5) days of such determination and Buyer and Seller will have five (5) business days from the date of First Mariner's notice to decide whether they should proceed with this transaction. If Seller and Buyer agree to proceed then the closing date will be extended such number of additional days as agreed upon by the parties. Each of such approvals shall remain in full force and effect and all statutory waiting periods in connection therewith shall have expired at the Closing, as stated in 2.1 above.

         6.3 No Injunctions or Restraints. No suit, action, claim, or proceeding shall be pending before any court or other governmental agency, in which it is sought to restrain or prohibit the consummation of the transaction contemplated by this Agreement and no temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transaction shall be in effect.

         6.4 Certificates. Seller will furnish First Mariner with such certificates to evidence compliance with the conditions set forth in this
Article VI as may be reasonably requested by First Mariner.

         6.5 Additional Purchases. First Mariner agrees that it will not allow a delay in this sale due to its attempt and/or consummation of the purchase of other GBB shares held by other parties.

         6.6 Satisfaction. Upon either the completion of Closing (with the delivery of full consideration to each party) as stated in Section 2 or termination under 7.1 below, all other representations, warranties and/or covenants shall cease and have no further effect, except those representations made in Section 3.2 shall survive the Closing.



                                        7





                                   ARTICLE VII
                                  MISCELLANEOUS
                                  -------------

         7.1 Termination. This Agreement may be terminated on or before the Closing by First Mariner in writing, if any of the conditions precedent set forth in Article VI hereof have not been satisfied or fulfilled.

         7.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 7.1 hereof, this Agreement shall become void and have no effect, except that the provisions relating to publicity set forth in Section
7.11, and all expenses incurred shall be paid to the Sellers.

         7.3 Remedies. The parties to this Agreement acknowledge and agree that the obligations arising under this Agreement are unique and that adequate remedies at law may be unavailable to them for any breach of this Agreement and that any such breach or a threatened breach may result irreparable harm to them.
Without prejudice to any other remedies at law or in equity to which any of them may be entitled, the parties to this Agreement hereby agree that each of them shall be entitled to injunctive relief and/or a decree of specific performance in the event of any actual or threatened breach of any of the terms, conditions or provisions of this Agreement, together with reimbursement of legal and other expenses and fees incurred in enforcing this Agreement or seeking such relief.

         7.4 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by Sellers or First Mariner without the prior written consent of the other. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall have any right, benefit or obligation hereunder.

         7.5 Notices. Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the dates such receipt is acknowledged), as follows:


                                        8





         If to First Mariner:       First Mariner Bancorp
                                    1801 South Clinton Street
                                    Baltimore, Maryland 21224
                                    Attn:   Edwin F. Hale, Sr.
                                    Chairman and Chief Executive Officer

         with a copy to:            Melissa Warren, Esquire
                                    Ober, Kaler, Grimes & Shriver, P.C.
                                    120 East Baltimore Street
                                    Baltimore, Maryland 21202

         If to Sellers:             Ms. Ethel D. Webster
                                    104 Pasadena Road
                                    Pasadena, Maryland 21122

                                    Mr. Neil C. Williams
                                    826 Danza Road
                                    Severn, Maryland 21144

         with a copy to:            Marvin Mandel, Esquire
                                    Nine State Circle
                                    Annapolis, Maryland 21401

                                    Edward O. Wayson, Jr., Esquire
                                    Cooter, Mangold, Tompert & Wayson, L.L.C.
                                    121 Cathedral Street
                                    Annapolis, Maryland 21401

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

         7.6 Choice of Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the internal laws of the State of Maryland, without regard to the conflict of law principles thereof.

         7.7 Entire Agreement: Amendments and Waivers. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all parties, except as relates to the

                                        9





confidentiality provisions. No waiver of any of the provisions of Section 7.11 of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         7.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         7.9 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

         7.10 Headings. The headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

         7.11 Publicity. Sellers and Buyer shall not issue any press release or other public disclosure(s) (excluding any necessary government filings) relating to this Agreement or the transaction contemplated hereby without one (1) day prior notice to the other party and such party should be able to make reasonable comments; provided, however, that nothing contained herein shall prohibit any party, following notification to the other party, from making any disclosure which its counsel deems necessary.



(Bottom of page left blank intentionally)



                                       10




         IN WITNESS WHEREOF, Sellers and First Mariner have duly executed and delivered this Stock Purchase Agreement as of the day and year first above written.


ATTEST:                                FIRST MARINER BANCORP


/s/ Eugene A. Friedman                 By: /s/ Edwin F. Hale, Sr.       (SEAL)
-----------------------------              -----------------------------
Eugene A. Friedman,                        Edwin F. Hale, Sr., Chairman
Secretary                                  and Chief Executive Officer



WITNESS:                               SELLER


/s/ Paul Dorsey                        By: /s/ Ethel D. Webster         (SEAL)
-----------------------------              -----------------------------
                                           Ethel D. Webster



/s/ Paul Dorsey                        By: /s/ Neil C. Williams         (SEAL)
-----------------------------              -----------------------------
                                           Neil C. Williams


                                       11



                                                                       EXHIBIT B

                                ESCROW AGREEMENT

         THIS ESCROW AGREEMENT (the "Agreement") made and entered into this 26th day of January, 1998, by and between ETHEL D. WEBSTER and NEIL C. WILLIAMS,
Maryland residents ("Sellers"), FIRST MARINER BANCORP, a Maryland corporation
("First Mariner"), and ALBERT W. WOODFIELD, III, a Maryland resident (the
"Escrow Agent"). Except as expressly set forth herein, all defined terms in this Agreement shall have the same meanings as set forth in the Stock Purchase
Agreement by and between Seller and First Mariner of even date herewith (the
"Purchase Agreement").

                             EXPLANATORY STATEMENT

         A. Pursuant to the Purchase Agreement, First Mariner will acquire from
Sellers their Stock in exchange for the Closing Payment.

         B. Pursuant to the Purchase Agreement, Sellers and First Mariner are to deliver the Stock and the Closing Payment, respectively, to the Escrow Agent, to be held in escrow by the Escrow Agent in accordance with this Agreement.

         C. The parties contemplate that the Escrow Agent shall hold the Closing
Payment and the Stock deposited in escrow with it under this Agreement, and shall (i) after receiving notice from First Mariner that the conditions set forth in Article VI of the Purchase Agreement have been satisfied, remit the Closing Payment to Sellers and the Stock to First Mariner; or (ii) upon receiving notice from First Mariner that the Purchase Agreement has been terminated, return the Closing Payment, together with all interest and proceeds derived therefrom, to First Mariner and the Stock and any dividends to Sellers, as provided for in this Agreement.

                                   AGREEMENT

         NOW, THEREFORE, in consideration of the Explanatory Statement, which is deemed a substantive part of this Agreement, the mutual agreements, representations and warranties hereinafter set forth and for other good and valuable consideration, both the receipt and legal sufficiency of which are hereby acknowledged, First Mariner, Sellers, and the Escrow Agent hereby agree, represent, warrant, and covenant as follows:






         1. Appointment of Escrow Agent. Sellers and First Mariner do hereby appoint and designate the Escrow Agent for the purposes set forth herein. The
Escrow Agent does hereby accept such appointment under the terms and conditions set forth herein.

         2. Establishment of the Escrow Account. Simultaneously with the execution of this Agreement, Sellers shall deliver to the Escrow Agent a statement from GBB that represents the number of shares of stock held by the Sellers, and First Mariner shall deliver to the Escrow Agent the Closing
Payment. The amount deposited by First Mariner with the Escrow Agent, together with all interest and proceeds derived therefrom, and all dividends derived from the Stock, is referred to herein as the "Escrow Fund". The Escrow Agent shall hold and disburse the Escrow Fund in accordance with the terms and conditions of this Agreement.

         3. Investments. The Escrow Agent shall deposit the Escrow Fund in an account with the First National Bank of Maryland. The Escrow Agent shall direct the Bank to invest the Escrow Fund in U.S. government obligations maturing not more than 60 days from the date of purchase.

         (a) A bond shall be procured within a reasonable period of time from the date of signing this Escrow Agreement and Stock Purchase Agreement in the amount that will secure the amount of funds that are held in Escrow.

         4. Escrow Period. The escrow period (the "Escrow Period") shall begin with the deposit of the Stock and the Closing Payment with the Escrow Agent and shall terminate at the Closing. The date of such an event is hereinafter called the "Termination Date". During the Escrow Period, First Mariner and Sellers acknowledge and agree that they are not entitled to withdraw the funds or securities deposited into escrow or subject the funds or securities deposited into escrow to the debts of First Mariner or Sellers or any other entity until the Termination Date.

         5. Retention of Beneficial Ownership. During the Escrow Period, Sellers shall retain all right title, and interest to the Stock and shall have sole voting authority with respect to all matters.

         6. Adjustments. The aggregate number of shares of Stock in the Escrow
Fund, and the price per share of each share of such Stock shall be appropriately adjusted, as First Mariner shall determine, for any increase or decrease in the number of shares of issued stock of GBB resulting from a subdivision or consolidation of shares, whether through reorganization,


                                       2





recapitalization, stock split, stock distribution, or combination of shares, or the payment of a share dividend or other increase or decrease in the number of such shares outstanding.

         7. Release of Escrow Fund. The Escrow Agent shall hold the Escrow Fund as provided in this Section 7.

         (a) Upon receipt from First Mariner of written notification that all of the conditions to Closing set forth in Article VI of the Purchase Agreement have been satisfied, the Escrow Agent is hereby authorized to remit from the Escrow
Account to Sellers the Closing Payment, together with an amount equal to any cash dividends paid on the shares of stock less the amount of interest earned thereon relating to such Stock, by bank cashiers or certified check. The Escrow
Agent shall simultaneously remit from the Escrow Account to First Mariner the Stock, as may be adjusted pursuant to Section VI of the Agreement.

         (b) Upon written notification by First Mariner that it has terminated the Purchase Agreement, the Escrow Agent is hereby authorized to remit the Escrow Fund and any income, interest or other payments derived from the Escrow
Fund, to First Mariner and to return the Stock to Seller.

         8. Duties and Rights of the Escrow Agent. The foregoing agreements and obligations of the Escrow Agent are subject to the following provisions:

         (a) The Escrow Agent shall have no duty with respect to the Escrow
Account other than to exercise due and reasonable care in acquiring, supervising and delivering the same in accordance with the terms and conditions of this Agreement. The Escrow Agent shall not be liable, except for its willful misconduct and, except with respect to claims based upon its gross negligence or willful misconduct that are successfully asserted against the Escrow Agent, Sellers and First Mariner will indemnify and hold harmless the Escrow Agent from and against any and all losses, liabilities, claims, actions, damages, and expenses, including reasonable attorneys, fees and disbursements, arising out of or in connection with this Agreement. Without limiting the foregoing, the Escrow
Agent shall in no event be liable in connection with its investment or reinvestment of the Escrow Fund in good faith in accordance with this Agreement, including any delays (not resulting from its willful misconduct) in the investment or reinvestment of the Escrow Fund, or any loss of Interest incident to any such delays.


                                       3





         (b) If any disagreement or action arises between Sellers and First
Mariner resulting in adverse claims or demands being made in connection with this Agreement, or if the Escrow Agent in good faith is unsure of the action it should take hereunder, the Escrow Agent shall be entitled to hold, without duty to invest, the Escrow Fund until the Escrow Agent receives (i) a final non-appealable order of a court of competent jurisdiction directing delivery of the Escrow Fund or (ii) a written agreement executed by Sellers and First
Mariner directing delivery of the Escrow Fund, in which the Escrow Agent shall disburse the Escrow Fund in accordance with the order or agreement.

         (c) The Escrow Agent shall be entitled to rely upon any order, judgment, certification, demand, notice, instrument, or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give any notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.

         (d) This Agreement sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. The Escrow Agent shall not be bound by the provisions of any other agreement. The Escrow Agent shall not make, be required to make, or be liable in any manner for its failure to make, any determination under any agreement between Sellers and First Mariner, including any determination whether Sellers or First Mariner have complied with any such agreement or are entitled to payment or to any other right or remedy thereunder.
The Escrow Agent shall not be under any duty to give the Escrow Fund held by it hereunder any greater degree of care than it gives its own similar property. The
Escrow Agent does not have any interest in the Escrow Fund but is serving as escrow holder only.

         (e) The Escrow Agent may resign by giving written notice to Sellers and First Mariner no less than fifteen (15) business days prior to the date of its resignation and no less than fifteen (15) business days prior to the Termination
Date. Sellers and First Mariner may jointly discharge the Escrow Agent by giving a written notice of discharge no less than fifteen (15) business days prior to


                                       4





the Termination Date and upon payment of all unpaid fees and extraordinary expenses of the Escrow Agent.

         9. Notices. The parties agree that all notices given hereunder will be in writing, served by registered or certified mail, return receipt requested, postage prepaid, or by hand-delivery, to the parties at the following addresses:

         If to First Mariner:       First Mariner Bancorp
                                    1801 South Clinton Street
                                    Baltimore, Maryland 21224
                                    Attention; Edwin F. Hale, Sr.
                                    Chairman and Chief Executive Officer

         with a copy to:            Eugene A. Friedman, Esquire
                                    First Mariner Bancorp
                                    1801 South Clinton Street
                                    Baltimore, Maryland 21224

         If to Sellers:             Ms. Ethel Webster
                                    104 Pasadena Road
                                    Pasadena, Maryland 21122

                                    Mr. Neil C. Williams
                                    826 Danza Road
                                    Severn, Maryland 21144

         with a copy to:            Marvin Mandel, Esquire
                                    Nine State Circle, Suite 302
                                    Annapolis, Maryland 21401

         If to Escrow Agent:        Albert W. Woodfield, III
                                    4729 Woodfield Road
                                    Galesville, Maryland 20765-0298

         10.      Miscellaneous

         (a) All notices, demands and requests required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly delivered and received (i) on the date of personal delivery or confirmed facsimile transmission, or (ii) on the date of receipt (as shown on the return receipt) if mailed by registered or certified mail, postage prepaid


                                       5





and return receipt requested, or if sent by reputable overnight delivery service, in each case addressed to the parties at the address set forth in the first Paragraph of this Agreement.

         (b) Any provision of this Agreement that is determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provision hereof, and its prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable the same provision in any other jurisdiction. It is expressly understood, however, that the parties hereto intend every provision of this Agreement to be valid and enforceable and hereby knowingly waive all rights to object to any provision of this Agreement.

         (c) This Agreement and the Stock Purchase Agreement contains all the terms agreed upon by the parties with respect to the subject matter hereof.

         (d) This Agreement may be signed in any number of counterparts with the same effect as if the signatures on all counterparts were upon the same instrument.

         (e) This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns, and shall not be enforceable by or inure to the benefit of any person or entity not a signatory to this Agreement. No party may assign any of its rights or obligations under this Agreement without the written consent of the other parties. This Agreement shall be construed in accordance with and governed by the internal law of the State of Maryland (without reference to its rules as to conflicts of law).

         (f) This Agreement may only be modified or terminated by a writing signed by all the parties hereto, and no waiver hereunder shall be effective unless embodied in a writing signed by the party to be charged.

         IN WITNESS WHEREOF, the parties hereto have caused this Escrow
Agreement to be executed in their respective names, all as of the date first above written.

ATTEST:                               FIRST MARINER BANCORP

/s/ Eugene A. Friedman                By: /s/ Edwin F. Hale, Sr.          (SEAL)
-------------------------             ------------------------------------
Eugene A. Friedman,                           Edwin F. Hale, Sr., Chairman
Secretary                                     and Chief Executive Officer


                                       6





WITNESS:                                      SELLER

/s/ Paul Dorsey                      By: /s/ Ethel D. Webster             (SEAL)
------------------------                 ---------------------------------
Paul Dorsey                                  Ethel D. Webster

/s/ Paul Dorsey                      By: /s/ Neil C. Williams             (SEAL)
------------------------                 ---------------------------------
Paul Dorsey                                  Neil C. Williams

ATTEST:                                       ESCROW AGENT

/s/ Paul Dorsey                      By: /s/ Albert W. Woodfield, III     (SEAL)
------------------------                 ---------------------------------
Paul Dorsey                                  Albert W. Woodfield, III


                                       7




                                                                       EXHIBIT C

                                 PRESS RELEASE
              FIRST MARINER BANCORP ACQUIRES 19.5 PERCENT INTEREST
                             IN GLEN BURNIE BANCORP

         Baltimore, Maryland (January 27, 1998) -- First Mariner Bancorp, parent company of First Mariner Bank, today announced that it has entered into a stock purchase agreemetn to acquire over 19% of the common stock of Glen Burnie
Bancorp, the parent company of the Bank of Glen Burnie.

         The purchase of 207,101 shares of Glen Burnie Bancorp common stock from Ethel D. Webster and 447 shares from Neil C. Williams is subject to regulatory approval. Ethel D. Webster has been a long time shareholder of Glen Burnie
Bancorp and her father was an original founder of the bank. The Company will file a Schedule 13D with the Securities and exchange Commission and the required applications with State and Federal regulatory authorities. The purchase price of approximately $4.5 million will be provided from existing cash reserves of First Mariner Bancorp.

         In addition the shares of stock previously owned by First Mariner
Bancorp, the purchase, upon the closing, will bring First Mariner's ownership to approximately 19.5 percent of the shares outstanding of Glen Burnie Bancorp.

         Regarding First Mariner's investment in Glen Burnie Bancorp, Edwin F.
Hale, Sr. said "We believe the Glen Burnie Bancorp can return to its historical profitability and provide enhanced value to its shareholders." He continued, "We are prepared to assist management in whatever form that takes."

         First Mariner Bancorp is a bank holding company with $257 million in assets. It operates through sixteen full-service branches located in Baltimore, Harford and Anne Arundel Counties in Maryland, as well as Baltimore City. The common stock of First Mariner Bancorp trades on the Nasdaq National Market under the ticker symbol "FMAR".


                                       8

